CUSIP No. 30162V102

SCHEDULE 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Exela Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30162V102

(CUSIP Number)

Andrej Jonovic

HandsOn Global Management

8550 West Desert Inn Road, Suite 102-452

Las Vegas, Nevada 89117

424-268-8900

With a copy to:

Maurice M. Lefkort

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

212-728-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOVS LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 81,175,904

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 81,175,904

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,175,904

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 52.9% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q, plus 3,263,404 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HandsOn Fund 4 I LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 81,175,904

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 81,175,904

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,175,904

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 52.9% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q, plus 3,263,404 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOV Capital III LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 81,175,904

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 81,175,904

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,175,904

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 52.9% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q, plus 3,263,404 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOV Services Ltd

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization India

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 81,175,904

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 81,175,904

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,175,904

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 52.9% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q, plus 3,263,404 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Adesi 234 LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 81,175,904

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 81,175,904

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,175,904

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 52.9% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q, plus 3,263,404 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOF 2 LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 81,175,904

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 81,175,904

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,175,904

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 52.9% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q, plus 3,263,404 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ex-Sigma 2 LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 81,175,904

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 81,175,904

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,175,904

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 52.9% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q, plus 3,263,404 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ex-Sigma LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 81,175,904

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 81,175,904

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,175,904

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 52.9% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q, plus 3,263,404 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HandsOn Global Management LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 82,425,904

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 82,425,904

11	Aggregate Amount Beneficially Owned by Each Reporting Person 82,425,904

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 53.7% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q, plus 3,263,404 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Par Chadha

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 62,846

	8	Shared Voting Power 82,472,404

	9	Sole Dispositive Power 62,846

	10	Shared Dispositive Power 82,472,404

11	Aggregate Amount Beneficially Owned by Each Reporting Person 82,535,250

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 53.8% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q, plus 3,263,404 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC

SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HandsOn 3, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 46,500

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 46,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,500

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q, plus 3,263,404 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC

CUSIP No. 30162V102

The information in this Amendment No. 3 to Schedule 13D (this “Third Amendment” or this “13D/A”) amends the Schedule 13D (the “Initial Schedule 13D”) filed with the U.S. Securities and Exchange Commission (the “ SEC “) by Mr. Par Chadha, HandsOn Global Management, LLC, a Delaware limited liability company (“ HGM “), Ex-Sigma 2 LLC, a Delaware limited liability company (“ Ex-Sigma 2 “), Ex-Sigma LLC, a Delaware limited liability company (“ Ex-Sigma “), HOVS LLC, a Delaware limited liability company (“ HOVS “), HandsOn Fund 4 I, LLC, a Nevada limited liability company (“ HOF 4 “), HOV Capital III, LLC, a Nevada limited liability company (“ HOV 3 “), HOV Services Ltd., an Indian limited company (“ HOV Services “), Adesi 234 LLC, a Nevada limited liability company (“ Adesi “), HOF 2 LLC, a Nevada limited liability company (“ HOF 2 “ and together with Mr. Chadha, Ex-Sigma, Ex-Sigma 2, HGM, HOVS, HOV Services, HOF 4, HOV 3, and Adesi, the “ Initial Reporting Persons “) on July 24, 2017, relating to the common stock, par value $0.0001 per share (the “ Common Stock “), of Exela Technologies, Inc. (the “ Issuer “), as amended by Amendment No. 1 to Schedule 13D filed by the Initial Reporting Persons on April 16, 2018 and Amendment No. 2 to Schedule 13D filed by the Initial Reporting Persons on June 20, 2018 (the “Prior Amendments”).

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

The Reporting Persons believe that the market value of the Shares does not reflect their intrinsic value and are taking steps, including discussions with third parties and potential financing sources, in order to make a definitive proposal for a transaction in which the Reporting Persons and/or one or more third parties would acquire all of the outstanding Common Stock not presently owned by the Reporting Persons (a “Take-Private”).

One of the Reporting Persons has entered into an Engagement Letter, dated May 2, 2019, with an investment bank to represent such Reporting Person in connection to an ongoing discussion with a third party relating to a Take-Private transaction.  Further, HGM and certain other Reporting Persons have also been approached by other parties seeking to discuss possible transactions relating to the Issuer, including a Take-Private.

In addition, the Reporting Persons are taking steps intended to reduce their exposure to the Loans that are secured by the Pledged Shares.  These steps may include, refinancing or paying down the Loans, purchasing some or all of the Loans from the Lenders, posting additional collateral and/or selling an amount of the Pledged Shares.

The Reporting Persons regularly review the Issuer’s business, performance, financial condition, results of operations and anticipated future developments and prospects, as well as general economic conditions and existing and anticipated market and industry conditions and trends affecting the Issuer. As a result of these or other factors, the Reporting Persons may, from time to time, and reserve the right to, acquire additional shares or sell shares of Common Stock of the Issuer.

The Reporting Persons reserve the right to change their intentions with respect to any future acquisitions or dispositions of shares of Common Stock

CUSIP No. 30162V102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Second Amendment is true, complete and correct.

Dated: May 28, 2019

HANDSON GLOBAL MANAGEMENT, LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOVS LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: Manager

HANDSON FUND 4 I LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOV CAPITAL III LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOV SERVICES LTD

By:	/s/ Vik Negi
Name: Vik Negi
Title: Director

ADESI 234 LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOF 2 LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

EX-SIGMA 2 LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: President

EX-SIGMA LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: President

Par Chadha

HANDSON 3, LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager